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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2004

CELESTICA INC.
(Translation of registrant's name into English)

001-14832
(Commission
File Number)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celestica Inc.
Form 6-K
Month of April 2004

        Filed with this Form 6-K is the following:

  •
  Press Release, dated April 22, 2004, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, including Celestica Inc.'s first quarter 2004 consolidated financial information

  •
  Press Release, dated April 22, 2004, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference

Exhibits
99.1	— Press Release, dated April 22, 2004
99.2	— Press Release, dated April 22, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: April 23, 2004
	By:	/s/ Elizabeth L. DelBianco
Elizabeth L. DelBianco Chief Legal Officer

EXHIBIT INDEX

99.1	— Press Release, dated April 22, 2004
99.2	— Press Release, dated April 22, 2004

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Celestica Inc. Form 6-K Month of April 2004
SIGNATURES
EXHIBIT INDEX